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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           Synergistic Holdings Corp.
          ------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
          ------------------------------------------------------------
                         (Title of Class and Securities)

                                   87159N 10 5
          ------------------------------------------------------------
                                 (CUSIP Number)


                                  Jennifer Sun
                           1135 Beacon Street, Apt. 3
                         Brookline, Massachusetts 02146
                                 (617) 739-3212
           -----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                               Annie Y. Wong, Esq.
                              MacGregor Wells, Esq.
                           Ellenoff Grossman & Schole
                         200 Madison Avenue, Suite 1900
                            New York, New York 10016
                                 (212) 481-4141

          ------------------------------------------------------------

                               September 19, 1996
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with this statement [X].
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                                  SCHEDULE 13D


CUSIP NO.  87159N 10 5                                 PAGE   2   OF   6   PAGES


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1             NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Jennifer Sun
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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) / /
                                                                    (b) / /

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3             SEC USE ONLY

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4             SOURCE OF FUNDS*
              OO
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5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e) / /

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6             CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
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                          7         SOLE VOTING POWER

         NUMBER OF                  483,810 shares of Common Stock; options to
          SHARES                    purchase up to 21,450 shares of Common
       BENEFICIALLY                 Stock; and 120 shares of Series B
         OWNED BY                   Convertible Preferred Stock convertible
           EACH                     into 247,093 shares of Common Stock
         REPORTING
          PERSON          ------------------------------------------------------
           WITH           8         SHARED VOTING POWER          Not Applicable
                          ------------------------------------------------------
                          9         SOLE DISPOSITIVE POWER

                                    483,810 shares of Common Stock; options to purchase up to 21,450 shares of Common Stock; and 120 shares of Series B Convertible Preferred Stock convertible into 247,093 shares of Common Stock

                          ------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER     Not Applicable
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11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              483,810 shares of Common Stock; options to purchase up to 21,450 shares of Common Stock; and 120 shares of Series B Convertible Preferred Stock convertible into 247,093 shares of Common Stock

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12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
              SHARES* / /

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13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.26%
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14            TYPE OF REPORTING PERSON*
              IN
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ITEM 1. SECURITY AND ISSUER.

This Statement relates to Common Stock, par value $0.01 per share (the "Common Stock"), of Synergistic Holdings Corp., a Delaware corporation (the "Company"), 50 Laser Court, Hauppauge, New York 11788.

ITEM 2. IDENTITY AND BACKGROUND.

(a)      The name of the filer is Jennifer Sun ("Filer").

(b) Filer's principal residence address is 1135 Beacon Street, Apt. 3, Brookline, Massachusetts 02146.

(c)      Filer is a full-time medical student.

(d) During the last five (5) years, Filer has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, Filer was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Filer is a citizen of the United States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to the merger transaction (the "Merger") contemplated by the Amended and Restated Stock Purchase Agreement and Agreement and Plan of Merger dated as of September 18, 1996, by and among Salex Holding Corporation, a Delaware corporation ("Salex"), Salex Industries, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company ("Subsidiary"), the Company, Salex Fleet Specialist Corp., a New York corporation, Salex National Account Corp., a New York corporation, Salex Salvage Disposal Corp., a New York corporation, Salex Financial Services Corp., a New York corporation, Salvatore Crimi, the Salvatore Crimi Family Limited Partnership, Pershing Sun, Michael Sun, Jennifer Sun, Susan Tauss-Giovinco, Francis Fitzpatrick and Harrison Fitzpatrick, T. Marshall Swartwood and Thomas M. Swartwood (the "Merger Agreement"), Subsidiary was merged with and into Salex and all the issued and outstanding shares of Salex Common Stock held by Filer were converted into 478,810 shares of Common Stock of the Company and 120 shares of Series B Convertible Preferred Stock, par value $0.01 ("Series B Preferred"), reported herein.


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Simultaneous with the closing of the transactions contemplated by the Merger
Agreement, the Company granted Filer options (collectively, the "Option") to purchase up to 21,450 shares of Common Stock of the Company exercisable 20% per year over the next five years at an exercise price of $2.125 per share.


ITEM 4. PURPOSE OF TRANSACTION.

Filer became the beneficial owner of 478,810 shares of Common Stock of the Company and 120 shares of Series B Preferred by virtue of the Merger. Simultaneous with the closing of the transactions contemplated by the Merger Agreement, the Company granted Filer the Option to purchase up to 21,450 shares of Common Stock of the Company exercisable 20% per year over the next five years at an exercise price of $2.125 per share.

Filer has no current intentions which relate to or would result in any of the following events:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure;

(g) Changes in the Company's Charter or By-laws or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;


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(i)      A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)     Filer is (i) the beneficial owner of 483,810 shares of Common Stock;
        (ii) the Option granted by the Company to purchase up to 21,450 shares of Common Stock exercisable 20% over the next five years at an exercise price of $2.125 per share; and (iii) the beneficial owner of 120 shares of Series B Preferred convertible into 247,093 shares of Common Stock.

        As of the date hereof, the 483,810 shares of Common Stock beneficially owned by Filer, the 21,450 shares of Common Stock issuable upon exercise of the Option, and the 247,093 shares of Common Stock issuable upon conversion of the 120 shares of Series B Preferred beneficially owned by Filer represent 6.26% of all the issued and outstanding shares of Common Stock of the Company.

(b) Filer has sole voting and dispositive power with respect to 483,810 shares of Common Stock, the Option, the underlying 21,450 shares of Common Stock issuable upon the exercise of the Option, 120 shares of Series B Preferred and the underlying 247,093 shares of Common Stock issuable upon the conversion of the 120 shares of the Series B Preferred.

(c) Filer became beneficial owner of the securities reported herein on September 19, 1996 as a result of or in connection with the Merger (other than 5,000 shares of Common Stock purchased by Filer with her personal funds on the open market in April, 1995).

(d)     None

(e)     Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Applicable


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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  November 29, 1996

     Signature:



        /s/ Jennifer Sun
        _________________________________
        Jennifer Sun


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